Exhibit 99.1

NovaBridge Appoints Biotech Leader, Emmett T. Cunningham, Jr, MD, PhD, MPH, as Vice Chairman of the Board to Further Accelerate Global Biotech Platform

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Appointment is a positive endorsement of NovaBridge’s unique hub-and-spoke model and focus on creating shareholder value by accelerating the development of transformative medicines for patients around the world
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As a physician-entrepreneur and founder with a proven track record in business development, Dr. Cunningham aims to bolster NovaBridge’s mission to accelerate access to transformative medicines
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Dr. Cunningham, co-founder of NovaBridge subsidiary company Visara, Inc., will also join the Board’s Research and Development Committee, established to expedite innovation and long-term growth

ROCKVILLE, MD, February 19, 2026 – NovaBridge Biosciences (Nasdaq: NBP) (NovaBridge or the Company), a global biotechnology platform company committed to accelerating access to innovative medicines, today named Emmett T. Cunningham, Jr, MD, PhD, MPH, Co-Founder and Executive Chairman of Visara, Inc., as Vice Chairman of the NovaBridge Board of Directors (the Board). Dr. Cunningham will also join the Research and Development (R&D) Committee of the Board.

Dr. Cunningham, a physician, innovator, entrepreneur and investor, brings more than two decades of biopharma leadership experience to NovaBridge through his roles in venture capital, formerly serving as Senior Managing Director at Blackstone Group L.P. and Managing Director at Clarus Ventures, LLC, industry, including senior leadership roles at Eyetech, Inc., and Pfizer, and comprehensive directorship experience. Dr. Cunningham is also an internationally recognized specialist in infectious and inflammatory eye disease with over 450 co-authored publications.

“Building on the positive momentum from our strategic transition to a global biotech platform, I am eager to partner with Emmett to continue to drive long-term shareholder value for NovaBridge. Through the launch of Visara, I have seen firsthand how his distinguished career as a physician and proven entrepreneur – combined with his noted expertise in accelerating early-stage programs across several therapeutic areas -- perfectly complements our unique hub-and-spoke business model. His deep awareness of unmet need ensures that a commitment to patients remains at the heart of our mission,” said Fu Wei, Executive Chairman of NovaBridge.

“I am energized to join the NovaBridge Board as Vice Chairman at such a dynamic time in the Company’s evolution. Having partnered with Fu Wei and the Company leadership team through the founding of Visara, I have a deep appreciation for our unique global biotech platform and its potential to bridge the gap between unmet patient needs and transformative care. I look forward to partnering with Fu Wei and Sean Fu, PhD, MDA, Chief Executive Officer of NovaBridge, to complement the Board’s strong financial and strategic sensibility with an entrepreneurial perspective, leveraging our scientific excellence and capital efficiency to expedite the delivery of breakthrough medicines and drive enduring shareholder value,” said Dr. Cunningham.

About Emmett T. Cunningham, Jr, MD, PhD, MPH

Dr. Emmett Cunningham has more than 25 years of experience as a physician, investor, and biopharmaceutical executive. He retired from The Blackstone Group Inc. in December 2023, where he served as a Senior Managing Director from November 2018 to March 2023 and subsequently as an Executive Advisor. Dr. Cunningham joined Blackstone as part of its acquisition of Clarus Ventures, a life sciences venture capital firm that he joined at its formation in 2006 and where he served as a Managing Director prior to the acquisition.

Prior to joining Clarus Ventures, Dr. Cunningham served as Senior Vice President, Medical Strategy at Eyetech Pharmaceuticals, Inc., where he was part of the leadership team. Earlier in his career, Dr. Cunningham held roles at Pfizer Inc., where he was responsible for early-stage clinical development of central nervous system compounds and in-licensing activities in ophthalmology. Dr. Cunningham currently serves on the boards of several life sciences companies, including Eyconis, Inc., Visara, Inc., Oryon Cell Therapies, Inc., Nacuity Pharmaceuticals, Inc., Aviceda Therapeutics, Inc., RetiNova Therapeutics, Inc., and InflammX Therapeutics, inc.

Dr. Cunningham holds an MD and an MPH in epidemiology and statistics from Johns Hopkins University and a PhD in neuroscience from the University of California, San Diego. He completed his residency in ophthalmology at the University of California, San Francisco (UCSF), and additional fellowship training at UCSF, Moorfields Eye Hospital in London, and the Wilmer Eye Institute at the Johns Hopkins University School of Medicine.

About NovaBridge

NovaBridge is a global biotechnology platform company committed to accelerating access to innovative medicines. The Company combines deep business development expertise with agile translational clinical development to identify, accelerate, and advance breakthrough assets. By bridging science, strategy, and execution, NovaBridge enables transformative therapies to progress rapidly from discovery toward patients in need.

The Company’s differentiated pipeline is led by givastomig, a potential best-in-class, Claudin 18.2 x 4-1BB bispecific antibody, and VIS-101, a second-in-class, potentially best-in-class bifunctional biologic, targeting VEGF-A and ANG2.

Givastomig conditionally activates T cells via the 4-1BB signaling pathway in the tumor microenvironment where Claudin 18.2 is expressed. Givastomig is being developed to treat Claudin 18.2-positive gastric cancer and other gastrointestinal malignancies. The product candidate is being evaluated in a global, randomized Phase 2 study, following the recent announcement of positive topline results from a Phase 1b, multi-center, open label study in first line gastric cancer. The Company is also collaborating with its partner, ABL Bio, for the development of ragistomig, a bispecific antibody integrating PD-L1 as a tumor engager and 4-1BB as a conditional T cell activator, in solid tumors. Additionally, NovaBridge owns worldwide rights outside of China to uliledlimab, an anti-CD73 antibody that targets adenosine-driven immunosuppression in cancer.

VIS-101 targets VEGF-A and ANG-2 to provide more potent and durable treatment benefits for patients with wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). VIS-101 is currently completing a randomized, dose-ranging Phase 2a study for wet AMD. NovaBridge is the majority shareholder of Visara, and Visara controls global rights to VIS-101, outside of Greater China and certain countries in Asia.

For more information, please visit www.novabridge.com and follow us on LinkedIn.

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “believes”, “designed to”, “anticipates”, “future”, “intends”, “plans”, “potential”, “estimates”, “confident”, and similar terms or the negative thereof. NovaBridge may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the SEC), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding: the expected impact of the new Vice Chairman and R&D Committee member appointment; the strategy, clinical development, plans, results, safety and efficacy of givastomig and VIS-101 and its other drug candidates; the strategic and clinical development of NovaBridge’s drug candidates, including givastomig, ragistomig, uliledlimab, and VIS-101; anticipated clinical milestones and results, and related timing. Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: the Company’s ability to demonstrate the safety and efficacy of its drug candidates; the Company’s ability to enroll patients and complete clinical studies on the timelines contemplated; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of the Company’s drug candidates; the Company’s ability to achieve commercial success for its drug candidates, if approved; the Company’s ability to obtain and maintain protection of intellectual property for its technology and drugs; the Company’s reliance on third parties to conduct drug development, manufacturing and other services; the Company’s limited operating history and the Company’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and those risks more fully discussed in the “Risk Factors” section in the Company’s annual report on Form 20-F filed with the SEC on April 3, 2025 as well as the discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

NovaBridge Investor & Media Contacts

PJ Kelleher

LifeSci Advisors

+1-617-430-7579

pkelleher@lifesciadvisors.com

NovaBridge Biosciences

+1-240-745-6330

IR@novabridge.com